Exhibit 99.1

NR 17-10

Gold Reserve Issues Notice of Full Redemption of

Outstanding Notes

SPOKANE, WASHINGTON, July 21, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTC: GDRZF) (“Gold Reserve” or the “Company”) today announced that it has given notice to its noteholders that it will redeem in full on August 10, 2017 (the “Redemption Date”) all of its remaining 11% Senior Secured Convertible Notes due 2018 (the “Convertible Notes”) and 11% Senior Secured Interest Notes due 2018 (together with the Convertible Notes,” the “Notes”), for an amount of cash equal to 120% of the outstanding principal amount of the Notes plus accrued interest to the Redemption Date. There are currently approximately US $30.8 million aggregate principal amount of Notes outstanding.

On July 11, 2017, the Company announced the receipt of the first installment payment of US $29.5 million pursuant to the terms of the settlement agreement (the “Settlement Agreement”) between the Company and the Bolivarian Republic of Venezuela (“Venezuela”). Pursuant to the terms of the indenture governing the Notes, receipt of the installment payment obligates Gold Reserve to apply such proceeds toward the redemption of the outstanding Notes. Based on the total funds received to date and the Company’s resulting net cash position and expected tax obligations, the Company is able to call for full redemption of the remaining outstanding Notes pursuant to the terms of the indenture.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President
999 W. Riverside Avenue, Suite 401

Spokane, W A 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future, including without limitation statements with respect to Gold Reserve’s intention to redeem all of the remaining outstanding Notes. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.